Exhibit 99.1

New Gold Appoints Nicholas Chirekos to the Board of Directors

TORONTO--(BUSINESS WIRE)--May 27, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) announced today that Mr. Nicholas Chirekos has been appointed to its Board of Directors, effective immediately.

Nicholas (Nick) Chirekos has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee.

“We are pleased to welcome Nick as a new independent director to the New Gold board,” said Ian Pearce, Chair of the Board. “He joins New Gold at an exciting time and deepens our Board’s skills and experience in investment banking and capital markets. I am confident he will provide a valuable perspective at this pivotal point in the Company’s development.”

Mr. Chirekos currently serves on the Boards of Directors of Peabody Energy Corporation and the Reiman School of Finance Advisory Board at the University of Denver's Daniels College of Business and previously served on the Board of Directors of The Mineral Information Institute. He holds a Bachelor of Science from the University of Denver and a Master of Business Administration from New York University.

The New Gold Board regularly evaluates its composition to ensure it includes the appropriate skills, experience and perspective necessary to execute on the Company’s strategic plan. The appointment of Mr. Chirekos restores the size of the board to seven directors, of which six are independent.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100 per cent of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

CONTACT:
For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Toll free: +1 (888) 315-9715
Email: anne.day@newgold.com